Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of NextGlass Technologies Corporation

We consent to the inclusion in the foregoing form S-1 of NextGlass Technologies Corporation (the “Company”) of our report dated December 8, 2015 relating to our audit of the Balance Sheet of NextGlass Technologies Corporation (the “Company”) as of January 31, 2015 and the related statement of operations, stockholders' deficit and cash flows for the year ended January 31, 2015. The financial statements have been prepared assuming that the Company will continue as a going concern. The Company has had no revenues and income since inception. These conditions, among others, raise substantial doubt about the Company’s ability to continue as a going concern.

We also consent to the reference to us under the caption “Experts” in the prospectus.

/s/ Anton and Chia, LLP

Newport Beach, California

December 8, 2015